07029005

128

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Climate Exchange plc

*CURRENT ADDRESS 62 Bishopsgate
London EC2N 4AW
United Kingdom

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 09 2008
THOMSON REUTERS

FILE NO. 82- 35208 FISCAL YEAR 12/31/06

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: OBS

DAT : 6/5/08

082-35208



CLIMATE
EXCHANGE PLC





REPORT & ACCOUNTS

For the year to 31 December 2006

12-31-06
AR/S





CONTENTS







CHAIRMAN'S STATEMENT

2006 was an exciting and important year for Climate Exchange Plc.

We have succeeded in positioning the Group at the centre of the rapidly growing market for traded financial instruments designed to deliver global environmental policy objectives. Our strategy has focused on developing our most exciting opportunities. Building on our initial investment, in September 2006 we successfully acquired 100% of the share capital of the Chicago Climate Exchange in the U.S., and the European Climate Exchange based in Amsterdam. We have made "Climate Exchange" into a brand with international recognition in diverse political and regulatory environments. We also took advantage of market opportunities to dispose of our other investments to further focus our business.

As a consequence, our Company is a fundamentally different entity from a year ago. Last year, we reported as an investment company with minority holdings in a range of businesses focused on climate change mitigation. Today we own and operate the world's leading exchanges specialising in trading environmental financial instruments. We were delighted to garner the support of Goldman Sachs who purchased approximately 10% of the Company's share capital in connection with the acquisition and remains one of our significant investors.

The operating results for both of our exchange subsidiaries demonstrate the rationale for this strategic direction, and we have maintained this momentum into the first quarter of 2007 for which our initial unaudited indications are that, for the first time, we have booked a small profit at the operating level. The unaudited pro-forma operating results for the Group show that our



2006 revenues increased to £4.1 million from £0.8 million (2005) excluding an inter-company management fee and our pro-forma loss before tax was reduced to £5.6 million from £6.9 million (2005) excluding payments due to our former investment advisor and the accounting expense of our share option plans. The expense of our option plans, which is not a cash cost, needs explanation. These plans were explained in detail in our EGM notice dated 13 December 2006 and were approved at the EGM on 29 December 2006. The Board had approved new option plans at the time of the acquisition and placing on 19 September 2006. The then share price and the strike price of the options were 330p. As there were insufficient unissued shares to satisfy the requirements of the option plans, we had to agree the plans subject to EGM approval. The plans were approved on 29 December 2006 by which time the share price had increased markedly by 57% and accounting standards require that this increase is reported as an expense over the expected life of the plans. The Board has also determined to carry out a Share Premium Reduction. This will have the effect of cancelling out the negative distributable reserves and will give the Company the flexibility to return capital to shareholders in the absence of other uses once the Company is generating profits.

The **European Climate Exchange** (ECX) saw its average daily volume increase by 233%, representing more than 80% of the exchange traded volume in Europe. In 2005, a year with only 176 trading days following our April 22 launch, average daily volume was 536,000 tonnes. This increased to 1.78 million tonnes in 2006 (254 trading days). Open interest increased by 331% over the same period. Another sign of healthy progress in a new market is the growth of members. ECX ended the year with 71 members versus 54 in the prior year. ECX pro-forma revenues in 2006 were £2.0 million, and pro-forma operating expenses were £4.5 million.

The **Chicago Climate Exchange** (CCX) saw its average daily volume increase by 610% over 2005. Total volume in the Carbon Financial Instrument (CFI) for 2005 was 1.4 million tonnes, which grew to 10.3 million tonnes in 2006. For the first quarter 2007, average daily volume increased by 167% over the figure for the full year 2006. Our list of members also grew dramatically. We closed 2005 with 131 members which increased to 238 in 2006. Notable additions in 2006 included the first city outside the United States – Melbourne, Australia; the State of Illinois; and key U.S. corporations such as United Technologies, Safeway, Sony Electronics, Eastman Kodak and Intel. In 2007, new members include Cargill and the first utility outside of North America – AGL Energy Ltd. CCX Group (including CCFE below) pro-forma revenues in 2006 were £2.8 million and pro-forma operating expenses were £5.0 million.

The **Chicago Climate Futures Exchange** (CCFE) witnessed the greatest growth in the Group. In 2005 average daily volume in the Sulphur Financial Instrument (SFI) was 95 short tons. This increased to 3,332 tons in 2006. Open interest grew from zero to 127,225 tons. (Revenues and expenses for CCFE in 2006 are included in the CCX Group figures above.) The number of Trading Privileges held increased from 58 in 2005 to 154 in 2006. The trend continued in the first quarter of 2007 in which the average daily volume increased by 274% over the figure for the full year 2006. We have sold an additional 22 Trading Privileges at $40,000 each. We have also launched the Nitrogen Financial Instrument (NFI), a futures contract on the NO_x SIP Call emission allowances issues by the U.S. Environmental Protection Agency. We have recently launched an option contract on the SFI. We plan to offer a futures market on the WilderHill Clean Energy Index (ECO ETF) during the second quarter of the year and we continually look for opportunities to develop new products.

While our exchange operations have been building on the foundations laid in previous years, the political and regulatory backdrop around the world has shown encouraging trends in increasing alignment of strategies, of strengthening the commitment to cap and trade policy measures to deliver environmental goals and of lengthening the time frame over which policies will operate. All these trends have the potential to work in our favour.

In Europe, where a mandatory emissions trading system (the EU ETS) is in operation, the price behaviour in the pilot phase caused some concern amongst market participants and policy makers both in connection with the overall cap applied and the release of emissions data. We believe that the pilot phase served a valuable role in building capabilities, activating audit procedures, and providing initial price signals that caused an intense focus on carbon management. It is clear from the pilot phase that the market has continued to provide liquidity, even at times of high price volatility, and that prices, with hindsight, have reacted rationally even if not always in line with initial expectations. Policy makers appear to have paid close attention to the lessons of the pilot phase and the market price for Phase II has diverged significantly from the pilot phase prices. Again we view this as a sign of market maturity.

In the U.S., where CCX operates the only voluntary and contractually binding cap and trade system for emissions reductions, momentum has built significantly. CCX's baseline currently represents approximately 10% of the U.S.' large stationary source emissions. During the first three completed compliance years, CCX members have reduced emissions by 89 million tonnes below baseline. These are the only reductions monitored and independently verified in a contractually binding system in the world outside of the Kyoto Protocol countries.

Looking ahead, policy signals for the post 2012 period are strong. These include a commitment by the European Union to employ the carbon market as a central tool in achieving a 2020 emissions reduction target of 20% below 1990 levels. The "Stern Report" issued by the United Kingdom government secured major international attention and pointed out the explicit need for investment to mitigate significant potential economic losses worldwide due to climate change. We have also witnessed the first trade in the post Kyoto period, which suggests that some market participants have expectations that markets will play a critical role in the future. In the United States, Congress is considering a number of cap and trade bills, all of which are synergistic with the activities of CCX, and there continues to be significant public interest in taking individual and collective action on climate change. The success of CCFE which has developed our new business line in SO_x contracts demonstrates that we are able to move into mandatory markets and capture trading volumes. This evidence supports our view that markets can move over time to capitalise on the economic benefits of on-exchange trading.

As we seek to further the use of market-based mechanisms in support of social and environmental goals, we can be and have been supported by financial grants in research endeavours. We will continue to explore these sources of revenue to finance our research and development.

Whilst the prospects for your Company appear to be excellent, we will be dependent on the further penetration of emissions constraints and prices as an ongoing element of the global economy. Expansion of markets and high price volatility for tradable emissions instruments suggest that our role of transparent price discovery and risk transfer will continue to remain critical for the efficiency of the markets.

We are convinced that the momentum is on your Company's side. Scarcity of public goods such as unpolluted air and water will continue. We are convinced that markets remain the best policy tool to deal with these issues. We thank you for your past support and will work to earn your continued support in 2007 and beyond.

Richard Sandor
Chairman
19 April 2007



CHIEF EXECUTIVE'S REVIEW

Group Strategy

Our intention is to operate the world's leading exchanges specialising in trading the asset classes of emissions, water, weather and insurance related products and other environmental asset classes. To achieve this, our immediate strategy to increase shareholder value is:

- to deepen our existing markets, encouraging the move from Over The Counter (OTC) to on-exchange trading and the development of hedging and other financial instruments;
- to engage in the development of new products in our specialist areas; and
- to broaden our geographic reach through expansion into new industrial and emerging territories.

Our financial strategy is to operate a classic exchange revenue model deriving fees from trading, membership, marketing information and index licensing which are detailed in the Operating and Financial Review below. Exchanges are scaleable and our cost base can be kept under control as our revenue opportunities expand. We currently have a headcount of 45 and we outsource functions wherever possible. Our opportunities for growth and the areas that will require investment as we expand will be membership, recruitment and marketing, as well as new product research. Our corporate overhead will increase but we will ensure this is always in proportion to the investment opportunity.

Progress against our Strategic Goals

CCX is the world's first voluntary and contractually binding emissions exchange. Its membership baseline now stands at some 320 million tonnes. This represents 10% of the U.S.' large, stationary sourced emissions output. Put another way, the CCX baseline is larger than Canada's and two and half times larger than either the Regional Greenhouse Gas Initiative (RGGI) or California. Recruitment rates are running at record levels. Offset registration is continuing apace and we continue to develop new methodologies, meet with new project developers and are now closing on significant tonnage of registered offsets where we earn a fee of 12 -15 cents per tonne.

We have begun to recruit on an international basis outside the U.S. and Europe and we now have members in South America, India, China and Australia.

We filed a Designated Contract Market application with the Commodities Futures Trading Commission (CFTC) for CCFE to operate as a futures exchange. This was granted in 2004 and we launched the Sulphur Financial Instrument (SFI), a futures contract on Sulphur Dioxide (SO_2) emission allowances issued by the U.S. Environmental Protection Agency (EPA). This market has been dominated by Over The Counter (OTC) trading in the cash market and business started fairly slowly. In 2005, we traded 171 contracts and had nil open interest. In 2006, we traded 28,924 contracts and finished the year with open interest of 5,089 contracts. At the end of the first quarter 2007, we had open interest of 13,183 contracts and have traded 31,365 contracts in this quarter alone. On 23 February 2007, we launched the Nitrogen Financial Instrument (NFI), a futures contract on Nitrogen Oxide (NO_x) emission allowances issued by the EPA. This contract is showing early signs of a good start. The process is beginning whereby we have screen liquidity and can launch products at marginal cost.

The general consensus among industrial and financial market participants is that the European Union has successfully established its trading system and that this will go beyond 2012. There is a stated objective of a 20% greenhouse gas emissions reduction by 2020 with bankability from the current scheme through to the post 2012 phase. Within Europe we will look to the inclusion of more pollutants and an extension of the industry sectors included in the scheme such as aviation.

At ECX like for like volumes were up 233% over last year. During the 4th quarter 2006, we launched an option on the EU carbon future. This has yet to become liquid and this is one of our strategic goals for 2007. We also wish to encourage quarterly liquidity in a market that predominantly trades the annual December expiry contract. We especially want to focus on the financial players and also look forward to seeing major banks launch structured products. The number of ECX members has grown to over 75.

Operations

Climate Exchange Plc is now structured as a holding company. We own 100% of the Chicago Climate Exchange Inc. based in Chicago. CCX operates a voluntary but contractually binding greenhouse gas emission reduction program and provides a centralized marketplace to trade Carbon Financial Instruments. CCX earns its revenues from trading charges, membership fees and registration fees for emission mitigation projects. CCX also owns CCFE, a CFTC designated contract market that offers trading in the Sulfur Financial Instrument and Nitrogen Financial Instrument. These futures contracts are based on SO_2 and NO_x emission allowances that are required under mandatory emissions programmes in the U.S. CCX employs 34 people in Chicago and New York.

We also own 100% of the European Climate Exchange. Based in Amsterdam, Netherlands, ECX operates a futures exchange that offers futures and options on the European Carbon Financial Instrument, a contract based on the European Union emission allowances. ECX earns its revenues from trading charges and membership fees. ECX's futures contracts are traded on a platform owned and operated by Intercontinental Commodities Exchange (ICE) under a cost and revenue sharing agreement. ECX employs 6 people in Amsterdam and London.

The Company has other subsidiary enterprises, chiefly engaged in the development of new business opportunities and providing marketing and other support services to our exchange businesses.

Outlook

We face an extraordinary opportunity. We have chosen to position ourselves at the nexus of two business sectors that have great potential to deliver value to our shareholders.

- The first is the exchange space where nearly all major public quoted exchanges have experienced surging development in their business coupled with rising share prices.
- The second space is that of emissions trading and climate change in general. Again, this is a space that is encountering very high levels of interest both in terms of news flow and from the financial community.

Today's tasks in operational terms are to further develop our positioning in Europe, the U.S. and Canada where we already have an agreement with the Montreal Exchange. In product terms, Certified Emission Reductions (CER) markets are truly global and are likely to represent a significant new business opportunity in 2007. Next, since only 10% of the world's carbon emissions trade in a mandatory system, we hope to create the same opportunities in South America, India, China, Asia and the Middle East. Both our business model and our delivery capability are ultimately scaleable.

Our challenge is to maintain a lead market share in both mandatory traded markets such as CO_2 in Europe and SO_x in the U.S., and to build a strong market position in non mandatory markets. In this regard we have the unique opportunity of being the only exchange to trade in voluntary but contractually binding markets where we are currently experiencing exponential growth. Our view is that mandatory markets will not occur before 2010 in the U.S. and 2013 in India and China. We enjoy first mover advantage and are currently engaged in membership recruitment and trading on a global basis.

Progress during the first quarter of 2007 has continued the rapid growth rates seen at the end of last year. CCX volumes for the quarter were 70,334 contracts, CCFE volumes for the first quarter were 31,636 contracts and ECX volumes for the first quarter were 198,923 contracts.

Neil Eckert
Chief Executive Officer
19 April 2007

Climate Exchange Plc Milestones

1995	First ever cap and trade program launched in North America to reduce sulphur dioxide emissions
December 1997	Kyoto Protocol unanimously adopted. Text provides for "flexible mechanisms", including emissions trading
1999	Kyoto Treaty was finally negotiated with commitment from the European Union to develop a cap and trade system for carbon dioxide
2002	Founder member group established in Chicago in order to launch the world's first voluntary but contractually binding cap and trade emissions system
2003	Chicago Environmental Plc established as a fund. £15 million raised in London on the AIM market to back the trading launch of CCX
December 2003	CCX launches trading of the Carbon Financial Instrument, a CO_2 spot contract
2004	Further £15 million raised to back the launch of the Chicago Climate Futures Exchange in the U.S. and the European Climate Exchange in Europe Name changed to Climate Exchange Plc
October 2004	The Commodity Futures Trading Commission approved CCFE's application to operate as a Designated Contract Market in the U.S.
December 2004	CCFE launches the Sulphur Financial Instrument, a futures contract on the US EPA SO_2 emissions allowance
April 2005	The European Emissions Trading System futures contracts are launched on ECX under a revenue sharing agreement with ICE Futures in London
September 2006	**Acquisition of 100% of CCX and ECX. Founder interests in the subsidiary companies are exchanged for shares in the publicly quoted holding company** **10% of the Company's issued share capital placed with Goldman Sachs**
October 2006	First option contract launched on the European carbon future
February 2007	CCFE launches the Nitrogen Financial Instrument, a futures contract on the US EPA NO_x emission allowance
April 2007	CCFE launches an options contract on the Sulphur Financial Instrument futures contract





OPERATING AND FINANCIAL REVIEW

Unaudited Pro-Forma Financial Highlights for the year ended 31 December 2006

- Pro-forma operating loss reduced by 30% to £4.7 million from £6.6 million (2005)
- Cash balances were £13.6 million at 31 December 2006 compared with £13 million at 31 December 2005
- Audited IFRS loss before tax £10,509,069 (2005 : profit of £1,453,715)

The figures above and in the pro-forma financial summary table below are extracted from unaudited management accounts of the Group. These have been prepared on a pro-forma basis assuming that the Group consolidated 100% of the businesses of both CCX and ECX for the relevant periods. The audited consolidated financial statements of the Group for 2006 and for the 2005 comparative year contained in this document have been prepared in accordance with International Financial Reporting Standards. Accordingly, the operational results for the businesses of both CCX and ECX as set out in the audited financial statements are consolidated only from the date of the acquisition of 100% of CCX and ECX on 19 September 2006.

Pro-forma financial summary

In order to set out a comparable summary of the operating performance of the businesses of CCX and ECX, now wholly owned by Climate Exchange Plc, the following table of key financial data has been prepared assuming that the Group consolidated 100% of the businesses of both CCX and ECX for the two full financial periods to 31 December 2006. These figures have not been audited and do not form part of the audited financial statements of the Group.

	2006	2005
	£	£
Revenue		
CCX	2,840,706	1,115,209
ECX	1,972,660	342,602
Operating expenses		
CCX	(4,980,320)	(4,625,350)
ECX	(4,513,375)	(3,478,818)
Operating loss	(4,680,329)	(6,646,357)
Net corporate overhead (mainly head office cost)	(922,215)	(301,086)
Loss before tax*	(5,602,544)	(6,947,443)
Cash and cash equivalents at year end	13,568,858	13,173,969

* *Adjusted to exclude the investment advisors' termination payment of £5,500,000 (2005: £nil) investment advisors' fees of £374,845 (2005: £505,350) and the deemed expense of share-based payments of £3,791,307 (2005: £nil).*

The number of shares in issue at 31 December 2006 was 41,329,665. In addition, up to a further 3,636,363 shares may be issued under the contingent payment terms of our acquisition of 19 September 2006 and 1,405,941 shares and options over 8,638,085 shares may be issued under the terms of the share option plans approved by shareholders at our EGM on 29 December 2006.

Operational Highlights

We have seen continued growth in volumes both in Europe and in America.

Volumes Traded (In metric tonnes unless otherwise stated)

	2006	2005
ECX CO_2 total traded volume	452,774,000	94,348,000*
ECX CO_2 total Open Interest	64,617,000	15,002,000
CCX CO_2 total traded volume	10,272,400	1,446,800
CCFE SO_2 total traded volume#	28,924	171
CCFE SO_2 total Open Interest	5,089	0
CCFE NO_x total traded volume#	-	-
CCFE NO_x total Open Interest	-	-

* *22 April 2005 (first day of trading) to 31 December 2005*

Number of Contracts





Membership as at year end

	2006	2005
ECX membership	71	54
CCX membership	238	131
CCFE membership	154	58

Fees

The Tables below set out certain key fee scales which apply to our businesses at present. Our traded volume figures are made public on a daily basis on the companies' websites, and the information below is intended to provide additional information on the structure of the Group's revenue model.

Fee Schedule – ECX CFI Futures and Options Contracts

Fee Type	Amount
Exchange Fee	
Members	€2.00 pet lot per side (€0.002 per tonne)
Order-routers	€2.50 per lot per side (€0.0025 per tonne)
LCH. Clearnet Clearing Fee	
All business*	€2.00 per lot per side (€0.002 per tonne)
LCH.Clearnet Delivery Fee	
All business*	€2.00 per lot per side (€0.002 per tonne)
Membership Fees	
Application Fee	€2,500 (waived for existing ICE Futures members)
Annual fee	€2,500 per annum

* *All business includes screen trades, block and EFPs*



Fee Schedule – CCX

Trading Platform

Overnight or Block Trades	$5.00 per side
Day Trade	$2.00 per side
Break Even Day Trade	$0.00 per side
Spread	$2.00 per side
Administration Fees	
Bilateral Option Trade Registration Fee	$1.00 per side
Cash Forwards	$5.00 per side
Cash Transaction Transfer Fee	$5.00 per side
Carbon Stock Issuance Fee	$6.00
Donation of CFIs	$5.00 per side
Early Action Credit Registration Fee	See offset registration fee
EU Transfers	$5.00
Intra Company Transfer Fee	$5.00 Assessed to transferor
Lending Fee	
• CCX Lending Pool	$4.00 per side
• Member to Member Lending Fee	$1.00 per side
Offset Registration and/or Cancellation Fee	
• Annex 1 Countries	$15.00
• Non-annex 1 Countries	$12.00
• "Grandfathered" Projects	$10.00
Option Exercise Fee	$5.00 per side
Sale of Super Reductions	$5.00 per side
Voluntary Retirement of CFIs	$5.00
Other Fees	
Late Payment Fees	
• Registration and Cancellation of Offsets, Carbon Stocks & Early Action Credits	3% of amount due if not paid within 30 days
• All Other Administrative Fees	$25 if not paid within 30 days
Sub Account Maintenance Fee	$250 per account

(to be assessed upon the creation of each sub account and annually on January 1st thereafter)

Membership Fees

CCX charges its members both enrolment fees and an annual membership fee. The fees paid depend on the size of the enterprise and its emissions baseline as well as the type of membership and other factors.

Fee Schedule – CCFE

Sulphur Financial Instrument	
Trading Platform Transaction Fees	
Trading Privilege Holders (CCFE Members)	$1.60 per contract per half-turn
Customers	$2.00 per contract per half-turn
Delivery Fee	
All Parties	$2.00 per contract
Nitrogen Financial Instrument	
Trading Platform Transaction Fees	
Trading Privilege Holders (CCFE Members)	$2.00 per contract per half-turn
Customers	$2.50 per contract per half-turn
Delivery Fee	
All Parties	$7.50 per contract

Principal Risks and Uncertainties

Climate Exchange Plc operates in new and rapidly developing business areas. As a consequence, we are inevitably exposed to risks and levels of uncertainty that have the potential to impact our business prospects materially. The risks and uncertainties which we believe are of most significance are set out below.

Regulatory Environment

Our business is built on the implementation of national and international policies to address environmental issues through the use of cap and trade systems. While this methodology is widely regarded as efficient from an economic perspective, it is not the only approach that governments and supranational organisations may choose to adopt. In particular, tax- based mechanisms and command and control approaches are frequently discussed as alternatives. If cap and trade systems fail to deliver the desired environmental results, or if the political climate renders other approaches more desirable to legislators our business may be adversely affected. In particular, while recent public pronouncements, especially in the U.S. and Europe, offer hope that cap and trade systems will continue to operate post 2012, the end of the Kyoto compliance period, there can be no assurance that our main markets will continue to benefit from the current legal framework that defines them after that time.

Market Activity

Exchange revenues and profitability are dependant on the levels of activity in its markets. A slowdown in activity or a shift away from on-exchange to cleared OTC trading in our core products could lead to a drop in trading volumes and so adversely affect our revenues.

Regulatory position

Climate Exchange Plc operates in the financial markets, an area subject to detailed and changing regulation in most major jurisdictions. At present, its European business is conducted through its agreement with ICE, a "Recognised Investment Exchange" and is not itself subject to FSA regulation. In the U.S., CCFE operates as a Designated Contract Market and is subject to regulation by the Commodities Futures Trading Commission. CCX has elected to operate as an Exempt Commercial Market. Should the regulatory framework change and/or should we fail to continue to meet the requirements of the regulatory regimes to which we are subject then our ability to conduct our business may be revoked and/or sanctions applied.

Competitive Pressure

We have direct competition in the European market from other exchanges that offer competing products. In the U.S., it is likely that a move to a mandatory cap and trade system for greenhouse gas emissions would similarly increase the level of competition that we experience. While we currently maintain high levels of market share in both of our major markets, this cannot be assured for the future. We may see lower market share levels or face price pressure or both.

IT infrastructure

Our business is based on the operation of electronic marketplaces. These require high levels of IT infrastructure and reliability is a critical factor in maintaining market confidence. In

Europe and the U.S., we are reliant on the stability of the systems operated by ICE. In the U.S., we are also responsible for some of our own systems. Any failure in the IT systems on which we rely not only reduces the revenues we can expect but may also be damaging to market confidence and undermine our competitive position.

Financing

In the event of unforeseen circumstances, we may need access to additional capital. Our access to capital markets may not always be available. Any additional equity financing may be dilutive to holders of ordinary shares and any debt financing, if available, may require restrictions to be placed on future financing and operating activities.

Employees

The success of our business depends, inter alia, upon the support of our employees and, in particular, the Executive Directors and senior managers within business areas. The loss of key members of our staff could have a material adverse effect on our performance. To prevent this, key employees are appropriately incentivised and this was endorsed by our shareholders at the EGM in December 2006.

Our Stakeholders

Our Shareholders

Climate Exchange Plc is AIM listed on the London Stock Exchange. The Company was established with the support of a small cadre of initial investors who subscribed at the initial fund raisings. Over time, as our business has grown, so too has our shareholder base. Our free float is in excess of 70% of the share register with Richard Sandor, management and Goldman Sachs being subject to lock in contracts. The period of these lock in contracts depends on the Company's performance but in all cases we regard these categories of shareholders as long term.

Our strategy is to maintain frequent contact with our shareholders but in any event to communicate at least four times per year through our interims, our finals and two pre-close trading statements. Our current shareholder constituency is made up mainly of UK institutional investors but we are beginning to see an increased level of holding from institutions based in the United States of America.

Our Customers

Our customers are made up of two main constituents. The first is that of natural industry participants (naturals) who have a legally based exposure to the emissions market and a compliance requirement to understand their emissions profile and their need to trade. The second constituency is the financial community who trade or speculate in the asset classes that are traded via our exchanges. Our job is to maintain strong relationships with both fraternities. The first is vital as it creates a marketplace and is a conduit to the end user. The second is equally vital in so far as it creates the liquidity pool without which these markets cannot succeed. With the birth of any market, it will encounter constraints as major institutions build their resources to manage and trade in these new markets. We are happy that our customers are developing these capabilities and will stay focused on working with them as markets develop.

Our Suppliers

Our key suppliers are IT and clearing services. In other respects we are a small business where there is little cost sensitivity. We believe that we have a good understanding of both the clearing and the IT requirements of our business.

Our Brand

We own the only internationally recognised exchanges dedicated to the environmental space and there is exceptional interest in our brand. We are committed to maintaining both our environmental and financial integrity.

Brand in the exchange market is particularly important. Historically, there have been certain contracts and exchanges that are trail blazers for their generic markets. It is our intention to link the extensive international interest in emissions trading with recognition of Climate Exchange as the leading exchange brand in this field.

Our People

We have a small but dedicated staff. They put in an extraordinary commitment in terms of both time and dedication to their roles. Key members of our staff have options packages which have the potential to make a material difference to their finances. As a small organisation decision taking is swift and ownership responsibility is understood.



Membership List

CCX - Full Members

Abititbi-Consolidated Inc
American Electric Power
Amtrak
Aracruz Celulose
Aspen Skiing Company LLC
Associated Electric Cooperative Inc.
Atlantic County Utilities Authority
Baxter Healthcare Corporation
Bayer Corporation
Cargill, Incorporated
Cenibra Nipo Brasiliera S.A.
Central Vermont Public Service Corporation
City of Aspen
City of Berkeley
City of Boulder
City of Chicago
City of Oakland
City of Portland, Oregon
Dow Corning
Dupont
Duquesne Light Company
Ford Motor Company
Freescale Semiconductor
Green Mountain Power
Hadlow College
IBM
Interface Inc
International Paper
Jim Walter Resources, Inc.
King County, Washington
Klabin S.A.
Knoll, Inc.
Lancaster County Solid Waste Management Authority
Manitoba Hydro
Masisa S.A.
MeadWestvaco Corp.
Meister Cheese Co. LLC
Michigan State University
Motorola, Inc.
New Belgium Brewing Co. Inc.
Ozinga Brothers Inc
Petroflex Indústria e Comércio SA
Premium Standard Farms
Puget Sound Energy, Inc
Rhodia Energy Brasil Ltda
Roanoke Electric Steel Corp.
Rolls-Royce
Safeway Inc.
San Joaquin County Regional Rail Commission
Smurfit-Stone Enterprises Inc.
Square D Company
ST Microelectronics
State of New Mexico
Stora Enso North America
Suzano Papel E Celulose SA
TECO
Temple-Inland Inc
Tufts University
University of Idaho
University of Iowa
University of Minnesota
University of Oklahoma
Wasatch Integrated Waste Management District
Waste Management, Inc.

Members as at 31.12.2005 **Members as at 31.12.2006** *Members as at 31.03.2007*



CCX – Associate Members

Access Industries
Airtricity Inc.
Amerex Power Ltd.
American Coal Ash Association
American Council on Renewable Energy
American Renewable Energy
The Big Print LLC
Carbonfund.org Foundation
Cloverland Inc.
CO_2 Australia
Coadys
Confederation of British Industry
Delta Institute
Domani LLC
Econergy International
Foley & Lardner
Generation Investment Management LLP
Global Change Associates
Green Mountain Energy Company
Houston Advanced Research Center
Intercontinental Exchange
Jesuit Community of Santa Clara University
KLD Research and Analytics
Lobster.com
MB Investments LLC
Midwest Energy Efficiency Alliance
Millennium Cell
Mithun, Inc.
Natural Capitalism, Inc.
Ohio Air Quality Development Authority
Open Finance LLC
Orion Energy Systems Ltd
Pax World
Polar Refrigerant Technology
Presidio School of Management
PRMIA
ProLogis Logistics Services Inc.
Reknewco Ltd.
RenewSource Partners LLC
Rocky Mountain Institute
Rumsey Engineers Inc.
Sieben Energy Associates
Sullivan & Cromwell LLP
Supported International Immersion Programs
The Sustainable Group
TerraPass Inc.
Thermal Energy International
Vanasse Hangen Brustlin, Inc
World Resources Institute

Members as at 31.12.2005 **Members as at 31.12.2006** *Members as at 31.03.2007*

CCX – Participant Members

Ag Business Solutions LLC
AGS Specialists LLC
Amerex Power Ltd.
Asociacion contra el Cambio Climatico Greenoxx
Beartooth Capital Partners LLC
Beijing Shenwu Thermal Energy Technology Co. Ltd.
Black River Clean Energy Investement Fund LLC
Black River Commodity Energy Fund LLC
Black River Commodity Fund Ltd
Black River Commodity Select Fund Ltd
Breakwater Trading LLC
Cahnman, Raymond S.
Calyon Financial Inc.
Carbon Farmers LLC
Carbon Green LLC
Carbon Market Solutions Ltd.
Carbon Resource Management Ltd
Cargill Power Markets LLC
Cashman, Thomas J
C-Green Aggregator Ltd.
CNX Gas Corporation
CO_2 Australia
CommonWealth Resource Management Corp.
Community Energy Inc.
Conservation Services Group
CSS Investment Partners I, LP
Delta P2/E2 Center LLC
Eagle Market Makers, Inc.
East Central Solid Waste Commission
Econergy International
Eco-nomics Incorporated
Ecoreturns LLP
Ecosecurities Capital Ltd.
Engler Properties1 Ltd.
Environmental Carbon Credit Pool LLC
Environmental Credit Corp.
Evolution Markets LLC
EXO Investments
FC Stone, LLC
FCT Europe Ltd.
First Capitol Risk Management LLC
First New York Securities LLC
Flatlander Environmental
FORECON EcoMarket Solutions LLC
Fortell Business Solutions Pvt. Ltd.
Friedberg Mercantile Group, Ltd.
Gallo Cattle Company
Galtere International Master Fund L.P.
Geosyntec Consultants Inc
GFI Securities LLC
GLG Global Utilities Fund
Goldenberg, Hehmeyer & Co.
Grand Slam Trading
Granger Holdings LLC
Greater Lebanon Refuse Authority
Green Dragon Fund
Grey K Environmental Fund LP
Grey K EnvironmentalOffshore Fund Ltd.
GT Environmental Finance
Haley Capital Management
Heath & Associates, Inc.
Highland Energy Inc.
Hubei Sanhuan Development Corporation Ltd.
ICAP Energy LLC
Infinium Capital Management LLC
Intrepid Technologies, Inc.
Iowa Farm Bureau
James Jay Castino
Jane Street Global Trading LLC
Kentucky Corn Growers Association
Koch Supply & Trading LP
Kottke Associates, LLC
LandGas Technology LLC
Lehman Brother Commodity Services Inc.
Lugar Stock Farm
MACED
Marquette Partners, LP
Marsus Capital LLC
MGM International
Microgy, Inc
MSM Capital Partners LLC
National Carbon Offset Coalition
Natsource LLC
North Dakota Farmer's Union
North Moor Capital Advisors LLC
Option Insight Partners
ORBEO
Peregrine Financial Group, Inc.
Phase 3 Development & Investments, LLC
Precious Woods Holding, Ltd

CCX – Participant Members Continued

ProLogis Logistics Services Inc.
Rand Financial Services, Inc.
RCM International LLC
Rice Dairy LLC
Serrino Trading Company
Sexton Energy LLC
Shatkin Arbor, Inc.
Spectron Energy Services Limited
SR Energy LLC
Standard Carbon LLC
Stark Event Master Fund Ltd
Sustainable Forestry Management Limited
Swiss Re Financial Products Corp.
Tatanka Resources LLC
TEP Trading 2 Limited
The League Corporation
Three Phases Energy Services LLC
TradeLink LLC
Tradition Financial Services Ltd.
TransMarket Group LLC
Vessels Coal Gas Inc.
Wexford Catalyst Trading Limited
Wexford Spectrum Trading Limited
Xi'an Zhongyang Electric Corporation

Members as at 31.12.2005 **Members as at 31.12.2006** *Members as at 31.03.2007*

CCX – Exchange Participants

Addison Lee PLC
Business and the Environment Club of Harvard Business School
Carbon Credit Management LLC
Clean Air Conservancy
CO_2 Retire
Flynn Ventures, LLC
Jenner and Block
Live It Green LLC
PURE-The Clean Planet Trust
Renewable Ventures, LLC
Sebesta Blomberg & Associates
Seyfarth Shaw
Shift Green
Sustainable Energy Partners
Teko, LL
TetraTech EM, Inc
World Bank

Members as at 31.12.2005 **Members as at 31.12.2006** *Members as at 31.03.2007*

CCFE – Clearing Trading Privilege Holders

ADM Investor Services Inc.
Barclay's Capital Inc.
Bear, Stearns Securities Corp.
Calyon Financial Inc.
Credit Suisse Securities (USA) LLC
Fimat USA, LLC
Fortis Clearing Americas LLC
Goldman Sachs & Co.
JP Morgan Futures Inc.
Kottke Associates LLC
Man Financial Inc.
Merrill Lynch, Pierce, Fenner & Smith, Inc.
Prudential Bache Commodities, LLC
Tradelink LLC
UBS Securities LLC

Members as at 31.12.2005 **Members as at 31.12.2006** *Members as at 31.03.2007*

ECX MEMBERSHIP

Accord Energy
ADM Investor Services
All Energy Trading
Ambrian Commodities
Amerex Futures
Atel Trading
Bache Financial
Banco Santander
Barclays Capital
Bear Stearns International
BHF Bank
BNP Paribas Commodity Futures
BOT
BP Gas Marketing
Breakwater Trading
British Energy Trading
Calyon Financial
CEZ
Citadel Equity Fund
Citygroup GlobalMakets
Climate Change Capital
Credit Suisse First Boston
Deriwatt
Deutsche Bank
Dresdner Bank
E On UK
E&T Energie
EDF Trading
Eletrabel
Endesa Generacion
Fimat International Banque
Fortis Bank Global Clearing
Gazprom
Goldman Sachs
HSBC Bank
ICAP Securities
IMC
Infinium Capital Management
JP Morgan Securities
Jump Trading
Kyte Broking
Lehman Brothers International
MBF Clearing Corp
Madison Tyler Trading
MAN Financial
Marex Financial
Marquette Partners
Merrill Lynch Commodities
Merrill Lynch International
Mizuho Securities
Monument Securities
Morgan Stanley & Co International
Natixis Commodity Markets
Optiver US
Optiver VOF
Rand Financial Services
RBC Capital Markets Corporation
R.J. O'Brien & Associates
Saxon Financials
Scottish Power Energy
SEB Futures
Sempra Energy Europe
Shell Energy Trading
Shell International Trading & Shipping
Smartest Energy
Spectron Energy Services
Spike Financial Services
Starmark Trading
TFS Derivatives
The Kyte Group
ThyssenKrupp
Tradelink
UBS
UBS Clearing & Execution Services
Universal Data
XConnect Trading
Wachovia Bank

Members as at 31.12.2005 **Members as at 31.12.2006** *Members as at 31.03.2007*

REPORT OF THE DIRECTORS

The Directors present their annual report on the affairs of the Company, together with the financial statements and auditors' report, for the year ended 31 December 2006.

Business review and principal activity

The Company is a holding company whose subsidiaries are principally engaged in owning, operating and developing exchanges to facilitate trading in environmental financial instruments including emissions reduction credits in both voluntary and mandatory markets. The two main businesses are the Chicago Climate Exchange (CCX) which operates a voluntary but contractually binding cap and trade system including an exchange for CO_2 emissions as well as, through its subsidiary CCFE, SO_X and NO_X contracts, in the US and internationally, and the European Climate Exchange (ECX) which operates an exchange focussed on compliance certificates for the mandatory European Emissions Trading Scheme.

As shown in the audited consolidated income statement, the Group made a loss after tax for the year ended 31 December 2006 of £10,509,069 compared to the previous year's profit of £1,453,715. These figures reflect the significant change in the nature of the Company's business over the year as a consequence of the acquisition of 100% of the CCX and ECX businesses in September 2006. Accordingly, the audited revenues for 2005 reflect the Company's then structure as an investment company, and do not consolidate the operating results of the underlying investments at that time. The audited figures for 2006 take account of the Group's investment company activities up to 19 September 2006 and its operating company activities thereafter. The CCX and ECX businesses have been consolidated in the 2006 audited figures, but only since 19 September 2006, the date of the acquisition. On a pro-forma basis, operating loss decreased by 30% to £4.7 million from £6.6 million (2005) as described in more detail in the Operating and Financial Review on page 8.

Incorporation and listing

The Company was incorporated on 13 August 2003 in the Isle of Man as a public limited company with registration number 109015C and listed on the Alternative Investment Market of the London Stock Exchange on 18 September 2003.

Dividends

The directors do not recommend any dividend payment (2005: £nil)

Directors

The Directors of the Company holding office during the year and to date were:

	Appointed	Resigned
Richard L Sandor	13 August 2003	
Neil D Eckert	13 August 2003	
Philip P Scales	13 April 2005	
Klaus Gierstner	7 September 2005	
Sir Laurence Magnus	8 November 2006	
Carole Brookins	8 November 2006	
Andreas Preuss	5 January 2006	8 April 2006

The interests of the Directors and their families in the Company's ordinary shares, together with details of the Directors' interests in share incentive schemes are set out in Note 23.

At no time during the year did any Director hold a material interest in any contract of significance with the Company or any of its subsidiary undertakings other than service contracts between each Executive Director and a Group company, details of which are disclosed in the report of the Remuneration Committee on page 24.

The Company has purchased and maintained throughout the year directors' and officers' liability insurance in respect of itself and its Directors. The Directors also have the benefit of the indemnity provision contained in the Company's Memorandum of Association.

Principal Risks and Uncertainties

The Board is responsible for identifying and addressing the principal risks and uncertainties facing the Group. These principal risks and how the Group mitigates these risks are set out in the Operating and Financial Review on page 7.

Substantial Shareholdings

As at 1 April 2007, the Directors have been advised of the following interests in 3% or more in the Company's issued share capital:

Substantial Shareholding	Number of Shares	Percentage of Issued Share Capital %
Invesco Perpetual	8,904,166	21.54
Dr Richard Sandor	6,981,749	16.89
Goldman Sachs as principal	4,190,967	10.14
Harbinger Capital Partners	3,996,875	9.67
BlackRock Investment Management	3,749,160	9.07
Credit Suisse as principal	2,093,344	5.06
Moore Capital Management	1,285,000	3.11

Creditors' Payment Policy

It is the policy of the Company to settle all expenses on a timely basis in the ordinary course of business. It is the Group's policy to agree appropriate terms and conditions in advance with its suppliers and to make payment in accordance with those terms and conditions, provided that the supplier has complied with them.

Secretary

The secretary of the Company holding office for the year ended 31 December 2006 was Mr Philip P Scales, who served throughout the year.

Auditors

Our Auditors, KPMG Audit LLC, being eligible, have expressed their willingness to continue in office in accordance with Section 12(2) of the Isle of Man Companies Act 1982.

Annual General Meeting (AGM)

The AGM will be held at 2.00pm on Monday 25 June 2007 at the Company's registered office at St. James's Chambers, Athol Street, Douglas, Isle of Man IM1 1JE. The Notice of the Meeting, Explanatory Notes and a Proxy Form is enclosed. These documents are also available on the Company's website.

Going Concern

After making due enquiries, the Directors have a reasonable expectation that the Group has adequate resources to continue in operation for the foreseeable future. For this reason, we continue to adopt the going concern basis for preparing financial statements.

Statement of Disclosure of Information to Auditors

Each person who is a Director at the date of approval of this Report confirms that:

- So far as the Director is aware, there is no relevant audit information of which the Company's auditors are unaware; and
- He or she has taken all the steps that ought to have been taken in order to make himself or herself aware of any relevant audit information and to establish that the Company's Auditors are aware of that information.

By order of the Board
Philip P Scales
18 April 2007

CORPORATE GOVERNANCE REPORT

Relations with Shareholders

Investor Relations

During the year, the Chief Executive Officer, the Chairman and Head of Investor Relations held meetings with the Company's principal institutional shareholders to discuss the Company's strategy and financial performance. The Board received regular reports on the items discussed at these meetings and matters arising.

In 2006, the Company's investor relations team organised meetings with major investors and stakeholders in the UK and abroad and disseminated information through various media. A programme of meetings was initiated after the release of final and interim results and other significant announcements. Shareholders are encouraged to contact the Company directly with questions and, subject to price sensitivity, the investor relations team seek to provide an efficient and timely response.

The Board receives regular reports from the Head of Investor Relations about major share interests and significant changes to the shareholder register.

Annual General Meeting

Shareholders have an opportunity at the AGM to meet the Chairman and other Directors, to receive an update on the development of the business and to ask questions of the Board. The Company proposes a separate resolution for each substantially different item of business, giving shareholders the opportunity to vote on each issue. The results of the proxy votes received by the Company, including abstentions, are made available at the meeting, following votes by shareholders on a show of hands.

The Board

Composition

The Board comprises an Executive Chairman, the Chief Executive Officer, the Company Secretary and three other Non-Executive Directors. All Non-Executive Directors are considered by the Board to be independent, reflecting the Company's policy that a majority of the Board should comprise independent Non-Executive Directors. The Board is satisfied that the executive and non-executive elements of the Board are well balanced, that no individual or group of individuals is or has been in a position to dominate the Board's decision making and that the Board, as currently constituted, has strongly independent and diverse characteristics.

Role

The Board is ultimately accountable for strategy, delivering shareholder value and financial performance. It is responsible for the system of corporate governance. The Board therefore approves strategic plans, annual budgets, extraordinary capital and investment expenditure, as well as significant appointments of key personnel.

The Chairman

Richard Sandor is responsible for leading an effective Board, ensuring that the Board fulfills its role, maintaining effective communications with major shareholders and, with the assistance of the Company Secretary, ensuring timely delivery to the Board of relevant information on financial, business and corporate issues.

The Chief Executive Officer

Neil Eckert is responsible for the executive management of the Group, building long-term shareholder value and directing the implementation of the strategy, budget and overall policies set by the Board.

The Non-Executive Directors

Independence

The Board considers Sir Laurence Magnus, Carole Brookins and Klaus Gierstner to be independent. Each of them brings to the Board wide experience and an objective viewpoint.

The Senior Independent Director

Sir Laurence Magnus is available to shareholders if contact through the channels of Chairman or the Chief Executive Officer fails to resolve an issue.

How The Board Operates

Meetings

Each year the Board holds a minimum of four scheduled meetings and convenes other meetings on an ad hoc basis as and when required.

Company Secretary

All Directors have access to Philip Scales who is responsible for supporting and advising the Chairman and Board on all corporate governance matters, Board procedures and compliance with applicable rules and regulations. The Secretary can only be removed by the Board.

Insurance

The Company maintains directors' and officers' liability insurance on such terms and level of cover as the Board considers appropriate.

External Directorships

External directorships held by Executive Directors are subject to the approval of the Chairman.

Delegation

The Board has a formal schedule of matters reserved to it for decision, which includes amongst others the approval of the financial results, strategy and corporate objectives, significant transactions and matters affecting share capital. Subject to this, the Board delegates certain powers to the following committees within written terms of reference:

- **The Audit Committee**
  Reviews the financial and internal reporting process and financial statements, the system of internal control, risk management and the external and internal audit process. It meets at least four times a year and comprises entirely independent Non-Executive Directors. The Report of the Audit Committee is on page 23
- **The Remuneration Committee**
  Determines the terms of service and remuneration of Executive Directors and senior management and sets policy in this area. It meets at least four times a year and comprises a majority of independent Non-Executive Directors. The report of the Remuneration Committee is on pages 24 and 25

Internal Control and Risk Management

The Board is ultimately responsible for the Group's systems of internal control and for reviewing their effectiveness. These systems manage the risks of the Group's business, ensure that financial information is reliable, and ensure that Group assets are safeguarded. The systems of internal control are designed to manage rather than eliminate the risk of failure to achieve business objectives. In pursuing these objectives, internal controls aim to provide reasonable and not absolute assurance against material misstatement or loss.

Corporate Social and Environmental Responsibility Policy

We are committed to ensuring that our business is recognized for high levels of integrity and expertise while being fully compliant with regulatory and statutory demands and embracing levels of corporate behaviour that exceed minimum requirements where deemed to be prudent and in the interest of our stakeholders.

We have an objective of being an employer that is best able to attract, train and retain quality people.

Our principal efforts are with respect to areas that are relevant to our business, particularly climate change. Our own procedures will be benchmarked against best practice, while recognizing that as a medium size office based group, our own direct environmental impact is limited. By definition our business is at the very heart of the corporate social responsibility drive in the environmental sector. On a global basis, we are facilitating the funding of projects that bring both environmental and social benefits. This relates especially to offsets projects in territories such as India and China as well as our home bases of North America and Europe. We would encourage our shareholders to study our websites to understand the benefits that our registered projects bring to communities across the globe.

Closer to home, we offset our own carbon and try to maintain the highest standards in terms of employment conditions and those parties that we engage with either as customers or suppliers.

Climate Exchange Plc has a continuing commitment to Corporate Social Responsibility issues. This is demonstrated by our resolve to behave ethically while aiming to achieve sustainable profitable growth. We achieve this through responsible enhancement of shareholder value and by contributing to the improvement of our community and environment where relevant to our stakeholders' interests.

Philip P Scales
Secretary
18 April 2007

REPORT OF THE AUDIT COMMITTEE

The Audit Committee is appointed by the Board and comprises only non-executive directors. The Chief Financial Officer and other non-members attend by the invitation of the Chairman.

Composition:

Sir Laurence Magnus, Chairman
Carole Brookins

Summary terms of reference

The Audit Committee:

- Monitors the integrity of the financial statements of the Company;
- Reviews the annual and interim financial statement of the Company;
- Monitors compliance with the financial reporting requirements of the relevant accounting standards and relevant companies legislation;
- Reviews the Company's internal controls including procedures for detecting fraud and whistle blowing;
- Reviews the nature, scope and planning of the audit with the external auditors;
- Reviews matters arising from the audit with the external auditors;
- Reviews the independence and effectiveness of the external auditors, including a review of policy on non-audit fees;
- Makes recommendations to the Board on the appointment/dismissal of the external auditors and terms of reference and remuneration;
- Monitors compliance with stock exchange and other regulations relevant to the activities of the Group and its subsidiaries; and
- Reviews the risks and uncertainties to which the Group is subject.

Activity

Since its formation, the Committee has focused on the following activities:

- reviewing of the scope of the Committee's terms of reference and their adoption;
- reviewing of external auditors and their independence;
- monitoring the integrity of the financial statements;
- reviewing the effectiveness of financial controls; and
- the identification of risks to which the business is exposed and the formulation and monitoring of policies to mitigate such risks.

Audit

The Committee has worked closely with the Company's financial team and its external auditors to ensure that the audit processes adopted in connection with the Group's financial statements accord with best practice.

Independence of External Auditors

The Company's external auditors are generally prohibited from carrying out work falling outside their permitted services. If there is uncertainty as to whether a matter falls within the permitted services, the matter is referred to the Chief Financial Officer who will consult with the Chairman of the Committee.

The Committee will review the policy of non-audit work and the permitted services which substantially follows APB and Combined Code guidelines. This includes audit work; tax compliance services; and such other ancillary services that raise no questions as to the auditors' independence.

KPMG will report to the Committee on the actions taken to comply with professional and regulatory requirements in order to maintain their auditor independence.

Sir Laurence Magnus
Chairman of the Audit Committee
18 April 2007

REPORT OF THE REMUNERATION COMMITTEE

The Remuneration Committee is appointed by the Board and comprises only non-executive directors.

Composition:

Sir Laurence Magnus, Chairman
Carole Brookins
Klaus Gierstner

The members of this Committee do not have any personal financial interests or any conflicts from cross-directorships that relate to the business of the Committee.

Summary terms of reference

The Committee's terms of reference have been approved by the Board. In summary, the remuneration Committee:

- Determines and agrees with the Board the broad policy for the remuneration of the Group's senior executives including the Chief Executive and Executive Chairman;
- Develops policy to provide senior executives with appropriate incentives to encourage enhanced performance in a fair and responsible manner for their individual contributions to the success of the Group;
- Analyses current trends in remuneration, benefits and rewards for senior executives, and in particular as applied in comparator companies;
- Approves the design of, and determines targets for, any performance related pay schemes operated by the Group;
- Reviews the design of all share incentive plans for approval by the Board and shareholders;
- Determines the policy for, and scope of, pension arrangements for senior executives;
- Ensures that contractual terms on termination, and any payments made, are fair and recognize the duty to mitigate loss.

Elements of Remuneration

The remuneration framework and the compensation packages of the Executive Directors have been reviewed and approved by the Remuneration Committee and it is intended that their compensation and that of the most senior executives are reviewed on an annual basis. The Board believes that it is important for the successful development of the Group's business that compensation should be appropriately structured both to retain key staff and to reward performance that is aligned with the interests of shareholders. This forms the core objective of the Company's remuneration policy.

The compensation packages for Executive Directors and key executives may comprise a combination of base salary, a defined contribution pension scheme and certain flexible benefits including medical and life insurance, eligibility for a discretionary annual bonus scheme and the grant of options under certain equity settled share based plans.

Executive Directors' Salaries

The Remuneration Committee has recommended and the Board has approved salaries (inclusive of Directors' fees) for Richard Sandor and for Neil Eckert. Richard Sandor will receive the greater of $500,000 or £300,000 and Neil Eckert will receive £250,000 for the year to 31 December 2006. In reaching this decision, the Committee took into account the fact that Neil Eckert had received no remuneration for his services during the development of the business prior to 2006.

Annual Bonuses

It is intended that once the Group becomes profitable, proposals for an annual bonus plan will be considered by the Remuneration Committee.

Options and Awards Outstanding

The Group has endeavoured to foster a culture of equity ownership to align the interests of key employees with those of shareholders from the outset. Originally, the separate businesses of CCX and ECX had established share option plans with this objective. Under the terms of the CCX plan, the options vested on a change of control and accordingly, as a consequence of the acquisition of CCX, this plan vested and the grantees were entitled to participate in accordance with the terms of the acquisition agreement in respect of their underlying shares. The original ECX Share Option Plan entitled grantees to equity in Climate Exchange Limited, Dublin.

The Board determined that new share option plans should be adopted to continue to achieve the goals of the Group's remuneration policy. Accordingly, Shareholders were asked to approve at the EGM on 29 December 2006 the following Plans, all of which were detailed in the circular to shareholders dated 13 December 2006. The following Plans were duly approved:

- A commutation of the existing ECX Limited Share Option Plan to Ordinary Shares in Climate Exchange Plc (in respect of the vested portion) and new options into shares of Climate Exchange Plc (in respect of the unvested portion). The number of shares approved to be awarded was 1,405,941 Ordinary Shares and the number of Options granted under the CLE ECX Recipients Share Option Plan was 1,197,657 Ordinary Shares.
- A new Long Term Incentive Plan (LTIP) for the Chief Executive Neil Eckert granting options over 1,299,428 Ordinary Shares.
- A new Share Option Plan (the 2006 Share Option Plan) to retain existing staff and to facilitate the Group's ability to hire new staff of up to 6,199,449 Ordinary Shares.

Further details of these plans are set out in note 23 to the Accounts.

Fees of the Non-Executive Directors

The Board has determined that non-executive directors should be paid a fee for their services of £35,000 per annum, or their pro-rata entitlement should they serve for less than a full year. Non-executive directors who additionally serve on formally constituted committees of the Board, which currently comprise the Remuneration Committee and the Audit Committee should receive a fee of £5,000 per annum in respect of each Committee of which they are a member.

Sir Laurence Magnus
Chairman of the Remuneration Committee
18 April 2007

STATEMENT OF DIRECTORS' RESPONSIBILITIES IN RESPECT OF THE DIRECTORS' REPORT AND THE FINANCIAL STATEMENTS

The Directors are responsible for preparing the Directors' Report and the financial statements in accordance with applicable law and regulations.

Company law requires the Directors to prepare financial statements for each financial year, which meet the requirements of Isle of Man company law. In addition, the Directors have elected to prepare the financial statements in accordance with International Financial Reporting Standards.

The financial statements are required by law to give a true and fair view of the state of affairs of the Group and the Company and of the profit or loss for that period.

In preparing these financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group and the Company will continue in business.

The Directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements comply with the Isle of Man Companies Acts 1931 to 2004. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Under applicable law the Directors are also responsible for preparing a Directors' Report that complies with that law.

REPORT OF THE INDEPENDENT AUDITORS, KPMG AUDIT LLC, TO THE MEMBERS OF CLIMATE EXCHANGE PLC

We have audited the Group and parent company financial statements ("the financial statements") of Climate Exchange Plc for the year ended 31 December 2006 which comprise the Consolidated Income Statement, the Consolidated and Company Balance Sheets, the Consolidated Statement of Changes in Equity, the Consolidated Statement of Cash Flows and the related notes. These financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the Company's members, as a body, in accordance with section 15 of the Companies Act 1982. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and Auditors

The Directors' responsibilities for preparing the financial statements in accordance with applicable Isle of Man company law and International Financial Reporting Standards are set out in the Statement of Directors' Responsibilities on page 26.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with Isle of Man Companies Acts 1931 to 2004. We also report to you whether in our opinion the information given in the Directors' Report is consistent with the financial statements.

In addition we report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' transactions with the Company is not disclosed.

We read the Directors' Report and any other information accompanying the financial statements and consider the implications for our report if we become aware of any apparent misstatements or inconsistencies within it.

Basis of opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the UK Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's and Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

REPORT OF THE INDEPENDENT AUDITORS, KPMG AUDIT LLC, TO THE MEMBERS OF CLIMATE EXCHANGE PLC (continued)

Opinion

In our opinion:

- the financial statements give a true and fair view, in accordance with applicable law and International Financial Reporting Standards, of the state of the Group's and Parent Company's affairs as at 31 December 2006 and of the Group's loss for the year then ended;
- the financial statements have been properly prepared in accordance with the Isle of Man Companies Acts 1931 to 2004; and
- the information given in the Report of the Directors is consistent with the financial statements.

KPMG Audit LLC
Chartered Accountants
Douglas
Isle of Man
18 April 2007

CONSOLIDATED INCOME STATEMENT

For the year ended 31 December 2006

Notes		2006 £	2005 £
4	Revenue	1,090,116	-
	Expenses:		
5	Investment advisory fees	(374,845)	(505,350)
6	Investment advisory compensation payment	(5,500,000)	-
7	Personnel expenses:		
	- equity-settled share based payment expense	(3,791,307)	-
	- other personnel costs	(1,354,704)	(26,750)
8	Other expenses	(1,185,064)	(274,338)
	Total expenses	(12,205,920)	(806,438)
	Results from operating activities	**(11,115,804)**	**(806,438)**
	Net capital gain on investment securities	1,007,558	78,693
	Unrealised foreign exchange (loss)/gain on revaluation of investments	(1,283,942)	1,358,796
10	Interest income	883,119	882,664
	Net finance income	**606,735**	**2,260,153**
	(Loss)/profit before income tax	**(10,509,069)**	**1,453,715**
11	Income tax	-	-
	(Loss)/profit for the period	**(10,509,069)**	**1,453,715**
20	**Basic and fully diluted (loss)/profit per ordinary share (pence)**	**(31.68)**	**4.85**

The loss dealt with in the separate accounts of the parent company was (£5,809,592). (2005: profit of £1,453,715)

The notes on pages 34 to 50 form part of these financial statements.

CONSOLIDATED BALANCE SHEET

As at 31 December 2006

Notes		2006 £	2005 £
	Assets		
	Cash and cash equivalents	13,568,958	8,136,021
13	Trade and other receivables	1,464,697	452,297
14	Investments	-	21,029,917
16	Intangible assets	51,615,968	-
17	Property, plant and equipment	110,990	-
	Total assets	**66,760,613**	**29,618,235**
	Liabilities		
18	Trade and other payables	6,922,645	275,582
	Total liabilities	**6,922,645**	**275,582**
	Equity		
19	Share capital	413,297	300,000
	Share premium	60,998,200	28,623,695
	Reserves	(1,573,529)	418,958
	Total equity	**59,837,968**	**29,342,653**
	Total equity and liabilities	**66,760,613**	**29,618,235**

The financial statements were approved by the Directors on 18 April 2007 and signed on their behalf by:

Neil Eckert — *Director*

Philip P Scales — *Director*

The notes on pages 34 to 50 form part of these financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 31 December 2006

	Share capital £	Share premium £	Shares to be issued reserve £	Retained reserves £	Foreign exchange reserves £	Total £	2005 £
Net assets at beginning of year	300,000	28,623,695	-	418,958	-	29,342,653	27,888,938
Share issue proceeds	113,297	32,374,505	-	-	-	32,487,802	-
Contingent Consideration	-	-	10,654,544	-	-	10,654,544	-
On acquisition	-	-	-	(5,276,866)	-	(5,276,866)	-
Loss/(profit) for the year	-	-	-	(10,509,069)	-	(10,509,069)	1,453,715
Share option expense	-	-	-	3,791,307	-	3,791,307	-
Exchange difference on translation of foreign subsidiaries	-	-	-	-	(652,403)	(652,403)	-
Net assets at end of year	413,297	60,998,200	10,654,544	(11,575,670)	(652,403)	59,837,968	29,342,653

Shares to be issued reserve represents contingent deferred consideration on acquisition of subsidiary (note 19).

All reserves are non-distributable with the exception of retained reserves.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended 31 December 2006

	2006	2005
	£	£
Cash flows from operating activities		
(Loss)/profit before income tax	(10,509,069)	1,453,715
Profit/(loss) on investment securities	276,384	(1,437,489)
Depreciation	9,014	-
Equity – settled share based payment expense	3,791,307	-
Foreign currency movement on acquisition	(2,534,672)	-
Operating cash flows before movements in working capital	**(8,967,036)**	**16,226**
Increase in trade and other receivables	(463,145)	(367,349)
Increase in trade and other payables	4,309,233	82,561
Net cash outflow from operating activities	**(5,120,948)**	**(268,562)**
Cash flow from investing activities		
Acquisition of subsidiaries, net cash acquired	(3,540,039)	-
Purchase of investment securities	-	(2,329,611)
Proceeds from sale of investment securities	2,057,558	637,612
Purchase of property, plant and equipment	(30,899)	-
Cash outflows from investing activities	**(1,513,380)**	**(1,691,999)**
Cash flow from financing activities		
Cash proceeds from issue of shares	12,231,188	-
Cash inflows from financing activities	**12,231,188**	**-**
Increase/(decrease) in cash and cash equivalents	**5,596,860**	**(1,960,561)**
Cash and cash equivalents at beginning of year	**8,136,021**	**10,096,582**
Foreign exchange movement on cash and cash equivalents	**(163,923)**	**-**
Cash and cash equivalents at end of year	**13,568,958**	**8,136,021**

The notes on pages 34 to 50 form part of these financial statements.

COMPANY BALANCE SHEET

As at 31 December 2006

Notes		2006 £	2005 £
	Assets		
	Cash and cash equivalents	11,139,494	8,136,021
13	Trade and other receivables	1,107,523	452,297
14	Investments	58,677,732	21,029,917
	Total assets	70,924,749	29,618,235
	Liabilities		
18	Trade and other payables	4,249,342	275,582
	Total liabilities	4,249,342	275,582
	Equity		
19	Share capital	413,297	300,000
	Share premium	60,998,200	28,623,695
	Reserves	5,263,910	418,958
	Total equity	66,675,407	29,342,653
	Total equity and liabilities	70,924,749	29,618,235

The financial statements were approved by the directors on 18 April 2007 and signed on their behalf by:

Neil Eckert
Director

Philip P Scales
Director

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December 2006

1 Operations

The Company was incorporated on 13 August 2003 in the Isle of Man as a public limited company. The Company's ordinary shares are listed on the Alternative Investment Market of the London Stock Exchange ("AIM").

The consolidated financial statements comprise the results of the Company and its subsidiaries (together referred to as the "Group"). On 19 September 2006, the Company acquired the entire share capital of Chicago Climate Exchange ("CCX") and European Climate Exchange ("ECX") not already owned. As a consequence, the application of relevant accounting standards requires that our consolidated financial results reflect our structure as an investment holding company up to 19 September 2006, the date of the acquisition of 100% of ECX and CCX, and as a holding company of our operating subsidiaries thereafter. Accordingly, our statutory accounts should not be considered as representative of our consolidated operating results for the entire year to 31 December 2006.

The Group is principally engaged in owning, operating and developing exchanges to facilitate trading in environmental financial instruments including emissions reduction permits in both voluntary and mandatory markets. The two main businesses are CCX which operates a voluntary but contractually binding cap and trade system including an exchange for CO_2 emissions as well as SO_x and NO_x contracts in the US and internationally, and ECX which operates an exchange focussed on compliance certificates for the mandatory European Emissions Trading Scheme.

The Group has 45 employees.

2 Statement of accounting policies

a) Basis of preparation

The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) and interpretations adopted by the International Accounting Standards Board (IASB) and applicable legal and regulatory requirements of Isle of Man law and reflect the following policies, which have been adopted and applied consistently.

The consolidated financial statements have been prepared on the historical cost basis except for the following:

- derivative financial instruments are measured at fair value
- financial instruments at fair value through profit or loss are measured at fair value

These consolidated financial statements are presented in British pounds. All financial information is presented in British pounds.

The preparation of financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and the reported amounts of assets and liabilities, income and expense. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the year in which the estimate is revised if the revision affects only that year, or in the year of the revision and future years if the revision affects both current and future years.

b) Subsidiaries

Subsidiaries are those enterprises controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December 2006

c) **Segmental reporting**

Segment information is presented in respect of the Group's geographical segments, as the Group is primarily involved in a single business segment, and is based on the Group's management and internal reporting structure.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

Inter-segment pricing is determined on an arm's length basis.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly investments (other than investment property) and related revenue, loans and borrowings and related expenses, corporate assets (primarily the Company's headquarters) and head office expenses, and income tax assets and liabilities.

d) **Revenue**

Revenue from services rendered is recognised in profit or loss in proportion to the stage of completion of the transaction at the reporting date.

e) **Expenses**

All expenses are accounted for on an accruals basis.

f) **Foreign currency transaction**

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Foreign currency differences arising on retranslation are recognised in profit or loss.

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to British Pounds at exchange rates at the reporting date. The income and expenses of foreign operations are translated to British Pounds at exchange rates at the dates of the transactions. Foreign currency differences are recognised directly in equity in the foreign currency translation reserve (FCTR). When a foreign operation is disposed of, in part or in full, the relevant amount in the FCTR is transferred to profit or loss.

g) **Cash and cash equivalents**

Cash comprises current deposits with banks. Cash equivalents are short-term highly liquid investments that are readily convertible to known amounts of cash, are subject to an insignificant risk of changes in value, and are held for the purposes of meeting short-term cash commitments rather than for investments or other purposes.

h) **Investments**

The Group designated its equity and debt investments into the financial assets at fair value through profit or loss category. This category comprised listed equity investments and unlisted equity, preference share and debt investments, which were designated at fair value through profit or loss upon initial recognition.

Investments classified at fair value through profit or loss were measured at fair value with changes in their fair value recognised in the Income Statement.

Financial assets classified as loans and receivables are carried at amortised cost using the effective interest rate method, less impairment losses, if any.

The fair value of financial instruments was based on their quoted market prices at the balance sheet date without any deduction for estimated future selling costs.

If a quoted market price was not available on a recognised stock exchange or from a broker / dealer for non-exchange-traded financial instruments, the fair value of the instrument was estimated using valuation techniques, including use of recent arm's length market transactions, reference to the current fair value of another instrument that is substantially the same, discounted cash flow techniques, option pricing models or any other valuation technique that provided a reliable estimate of prices obtained in actual market transactions.

i) **Property, plant and equipment**

Items of property, plant and equipment are measured at cost less accumulated depreciation and impairment losses.

Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the asset to a working condition for its intended use, and the costs of dismantling and removing the items and restoring the site on which they are located. Purchased software that is integral to the functionality of the related equipment is capitalised as part of that equipment.

Depreciation is recognised in profit or loss on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment.

The estimated useful lives for the current and comparative periods are as follows:

- plant and equipment 5-12 years
- fixtures and fittings 5-10 years

j) Intangible assets

Goodwill (negative goodwill) arises on the acquisition of subsidiaries, associates and joint ventures. Goodwill represents the excess of the cost of the acquisition over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquiree. When the excess is negative (negative goodwill), it is recognised immediately in profit or loss.

Goodwill arising on the acquisition of additional interest in a subsidiary represents the excess of the cost of the additional investment over the carrying amount of the net assets acquired at the date of exchange.

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognised in profit or loss when incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalised only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalised includes the cost of materials, direct labour and overhead costs that are directly attributable to preparing the asset for its intended use. Other development expenditure is recognised in profit or loss when incurred.

Capitalised development expenditure is measured at cost less accumulated amortisation and accumulated impairment losses.

Subsequent expenditure is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognised in profit or loss when incurred

k) **Impairment**

Financial assets

A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its current fair value.

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognised. For financial assets measured at amortised cost and available-for-sale financial assets that are debt securities, the reversal is recognised in profit or loss. For available-for-sale financial assets that are equity securities, the reversal is recognised directly in equity.

l) Non-financial assets

The carrying amounts of the Group's non-financial assets, other than investment property, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists then the asset's recoverable amount is estimated. For goodwill and intangible assets that have indefinite lives or that are not yet available for use, recoverable amount is estimated at each reporting date.

An impairment loss is recognised if the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. A cash-generating unit is the smallest identifiable asset group that generates cash flows that largely are independent from other assets and groups. Impairment losses are recognised in profit or loss. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

m) Employees benefits

Defined contribution plans

Obligations for contributions to defined contribution pension plans are recognised as an expense in profit or loss when they are due.

n) Shared-based payment transactions

The grant date fair value of options granted to employees is recognised as an employee expense, with a corresponding increase in equity, and the expense is allocated over the period in which the employees become unconditionally entitled to the options. Where a grant of options is made subject to vesting conditions which may alter the number of options which actually vest, the amount recognised as an expense is adjusted to reflect the actual number of share options that vest.

Details of option plans are set out in note 23 to the Accounts.

o) **Provisions**

A provision is recognised if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

p) **Lease payments**

Payments made under operating leases are recognised in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognised as an integral part of the total lease expense, over the term of the lease.

q) **Income tax expense**

Income tax expense comprises current and deferred tax. Income tax expense is recognised in profit or loss except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognised using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognised for the following temporary differences: the initial recognition of goodwill, the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that they probably will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which temporary difference can be utilised. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Additional income taxes that arise from the distribution of dividends are recognised at the same time as the liability to pay the related dividend is recognised.

3 Segmental Reporting

The Group has a single business segment of owning and operating exchanges. Accordingly the Group's primary segmental reporting is on a geographic basis. Up to the date of acquisition of CCX Group, the Group was engaged in a single segment, being investing in a portfolio of environmental ventures.

	Geographical segments			
Description	Europe 2006	United States 2006	Elimination 2006	Consolidated 2006
	£	£	£	£
Segment Revenue	-	1,090,116	-	1,090,116
Net Finance Income	806,943	(203,836)	3,628	606,735
Segment result	(5,089,059)	(1,626,338)	-	6,715,397
Unallocated expense	-	-	-	3,793,672
Operating losses	-	-	-	10,509,069
Tax	-	-	-	-
Loss for the period	-	-	-	10,509,069
Total assets	70,924,749	3,968,634	(8,132,770)	66,760,613
Total liabilities	(4,249,342)	(10,393,078)	7,719,775	(6,922,645)
Capital expenditure	-	30,899	-	30,899
Depreciation	-	9,014	-	9,014

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December 2006

4 Revenue

	2006	2005
	£	£
Membership fee income	312,637	-
Transaction fee income	646,611	-
Registration fee income	23,689	-
Grant income	46,429	-
Other	60,750	-
	1,090,116	-

The above breakdown of revenues reflects the consolidation of the Group's operating business since 19 September 2006, the date of the acquisition of the entire share capital of CCX and ECX not previously owned.

5 Investment advisory fees

Investment advisory fees were payable to EEA Fund Management Limited at a rate of 1.5% per annum of the Gross Asset Value of the Group's investment portfolio. The Group mutually terminated the investment advisory agreement with EEA Fund Management Limited on 19 September 2006. Please see note 6 for further details.

6 Investment advisory termination payment

Following the acquisition of Chicago Climate Exchange, Inc and the change in focus of the Group's activities the Company on 19 September 2006 gave notice to EEA Fund Management Limited, the investment advisor, to terminate the investment advisory agreement. Compensation to the investment advisor for early termination of contract amounted to £5.5million Of this amount £1.8million was paid before the year end and £3.7million is payable in 2007 (see note 18).

7 Personnel expenses

	2006	2005
	£	£
Wages and salaries	907,545	-
Directors' fees and emoluments (note 9)	292,953	26,750
Compulsory social security contributions	63,922	-
Contributions to defined contributions plans	20,188	-
Equity-settled share-based payment expense (note 23)	3,791,307	-
	5,075,915	26,750

8 Other expenses

	2006	2005
	£	£
Auditors fees	33,139	22,297
Administration fees	51,316	49,873
Custodial fees	-	9,948
Occupancy costs	139,443	-
Directors' insurance costs	97,540	36,750
Travel expenses	245,282	33,139
Professional fees	15,590	56,703
Information technology cost	498,341	-
Broker fees	32,071	30,000
Other expenses	39,302	36,526
Foreign currency loss	33,040	-
	1,185,064	274,338

9 Directors' fees and emoluments

Directors' fees and emoluments amount to £348,049 (2005: £26,750) and are comprised as follows:

	2006	2005
	£	£
N.D. Eckert	260,000	11,750
Dr. R.L. Sandor	70,096	15,000
P.P. Scales	5,875	-
K. Gierstner	10,000	-
L. Magnus	1,039	-
C. Brookins	1,039	-
	348,049	26,750

All the above amounts are Directors' fees except for £250,000 payable to N.D Eckert which comprises as emoluments as an executive director.

Total fees and emoluments paid by CCX to Dr. R.L. Sandor in 2006 were £280,385 (2005: £280,075).

The Company only incurred partial costs for those Directors' who joined during 2006. Dr R.L.Sandor will receive $500,000 or £300,000 which ever is greater during 2007, whilst P.P. Scales, K Gierstner, L Magnus and C Brookins will receive £35,000 per annum as fees, and members of committees of the Board will receive £5,000 per committee per member.

10 Interest income

	2006	2005
	£	£
Interest receivable:		
- Bank interest	443,029	391,899
- European Climate Exchange Limited bond interest	440,090	430,765
	883,119	**822,664**

11 Income Tax

Due to losses incurred, there are no tax liabilities within the Group at the end of the year. No deferred tax has been provided for in respect of losses.

The Company is exempt from taxation in the Isle of Man under the provision of the Income Tax (Exempt Companies) Act 1984.

12 Dividends proposed

As at 31 December 2006 no dividend had been declared or proposed for (2005: £nil).

13 Trade and other receivables

	2006	2005
	£	£
Group		
Trade receivables	597,490	-
Other receivables	867,207	452,297
	1,464,697	**452,297**
Company		
European Climate Exchange Limited bond interest	1,071,040	393,151
Other receivables	36,483	59,146
	1,107,523	**452,297**

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December 2006

14 Investments

	2006	2005
	£	£
Group		
Investment in Chicago Climate Exchange, Inc	-	14,491,660
Quoted Investments	-	1,050,000
Investment in European Climate Exchange Limited:		
- Ordinary shares	-	34
- Debt	-	5,488,223
	-	21,029,917
Company		
Investment in subsidiaries – equity	57,461,906	14,491,694
Investment in subsidiaries - debt	6,737,640	5,488,223
Quoted investments	-	1,050,000
	64,199,546	21,029,917

Included in investment in subsidiaries – equity is £3,791,307 relating to equity-settled share based payment transactions on behalf of subsidiary company employees.

The Company has invested a total of €10m in 3 Unsecured Deep Discount Bonds issued by European Climate Exchange Limited. The first bond has a nominal value of €8,052,550 and a term of 5 years, the second a nominal value of €4,831,530 and a term of 5 years and the third a nominal value of €3,221,020 and a term of 5 years.

15 Acquisitions of subsidiary

On 19 September 2006, the Company acquired the remaining 60% of the shares in Chicago Climate Exchange, Inc and its subsidiaries for £38,510,742. The Company paid £15,270,138 for the original 40% interest in 2003. In the period to 31 December 2006, the CCX Group contributed to a loss of £1,605,561. If the acquisition had occurred on 1 January 2006, management estimates that consolidated revenue would have been £5,397,708 and consolidated loss for the period would have been £12,836,591.

The acquisition (including the original 40%) had the following effect on the Group's assets and liabilities on acquisition date at an exchange rate of £1:USD$1.8795.

	£
Property, plant and equipment	89,110
Trade and other receivables	588,657
Cash and cash equivalents	4,044,210
Trade and other payables	(9,399,965)
Net identifiable assets and liabilities	**(4,677,988)**
Consideration paid for 60% acquisition:	
- In cash, including transaction costs	(7,584,249)
- In shares*	(30,926,493)
Consideration paid for original 40% acquition:	
- In cash	(15,270,138)
Reserve movements relating to existing interest	6,842,900
Goodwill on acquistion	51,615,968
Net cash paid in year relating to acquistions:	
Cash consideration for 60% acquisition	(7,584,250)
Cash acquired	4,044,210
	(3,540,040)

* Includes contingent deferred consideration of £10,654,544 (note 19).

16 Intangible assets

Group	Goodwill £
Cost	
Balance at 1 January 2006	-
On acquisitions through business combinations	51,615,968
Balance at 31 December 2006	51,615,968
Amortisation and impairment losses	
Balance at 1 January 2006	-
Amortisation for the year	-
Balance at 31 December 2006	-
Carrying amounts	
At 1 January 2006	-
At 31 December 2006	**51,615,968**

The goodwill relates to the acquisition of Chicago Climate Exchange, Inc. (note 15). This acquisition was completed in two stages (40% and 60%) and the goodwill relating to each amount is £12,191,429 and £39,424,539 respectively.

17 Property, plant and equipment

Group	Equipment £	Fixtures and fixings £	Total £
Cost			
Balance at 1 January 2006	-	-	-
On acquisitions	119,493	59,173	178,661
Additions	30,899	-	30,899
Balance at 31 December 2006	150,392	59,173	209,560
Deprecation and impairment losses			
Balance at 1 January 2006	-	-	-
On acquisition	77,917	11,639	89,556
Deprecation for the year	6,469	2,545	9,014
Balance at 31 December 2006	**84,386**	**14,184**	**98,570**
Carrying amounts			
At 1 January 2006	-	-	-
At 31 December 2006	**66,006**	**44,989**	**110,990**

18 Trade and other payables

	2006	2005
	£	£
Group		
Trade payables	1,014,001	-
Non-trade payables and accrued expenses	5,908,664	275,582
	6,922,645	275,582
Company		
Trade payables due to related parties	125,542	-
Other trade payables	-	-
Non-trade payables and accrued expenses	4,123,800	275,582
	4,249,342	275,582

Non-trade payables and accrued expense includes £3.7million due to EEA Fund Management Limited (see note 6).

19 Share Capital

	2006 Number	2005 Number	2006 £	2005 £
Authorised				
Ordinary shares of 1p each	45,000,000	45,000,000	450,000	450,000
Called up, allotted and fully paid				
Ordinary shares of 1p each	41,329,665	30,000,000	413,297	300,000

Under the terms of the purchase agreement dated 19 September 2006, up to 3,636,363 ordinary shares may be issued to the selling shareholders of CCX ("Sellers") subject to CCX achieving certain EBITDA thresholds. If CCX achieves EBITDA of at least US$500,000 for any 12 month period prior to 31 December 2008, the Sellers are entitled to a "First Contingent Payment"; if CCX achieves EBITDA of at least US$4,000,000 for any 12 month period prior to 31 December 2009, the Sellers are entitled to a Second Contingent Payment. In either case, the payment is to be satisfied by the issue of shares in Climate Exchange Plc at 330p per share.

The First Contingent Payment is up to £7,000,000, the amount payable being dependent on the level of EBITDA achieved between a lower limit of US$500,000 and an upper limit of US$2,000,000. The First Contingent Payment is payable in full if EBITDA achieved for any 12 month period prior to 31 December 2008 is at least the upper limit, and 25% of the maximum First Contingent Payment is payable if the EBITDA is at least the lower limit. Between these limits, a straight-line apportionment will be applied.

The Second Contingent Payment is up to £5,000,000, the amount payable being dependent on the level of EBITDA achieved between a lower limit of US$4,000,000 and an upper limit of US$6,500,000. The Second Contingent Payment is payable in full if EBITDA achieved for any 12 month period prior to 31 December 2009 is at least the upper limit, and 25% of the maximum Second Contingent Payment is payable if the EBITDA is at least the lower limit.

Between these limits, straight-line apportionment will be applied for EBITDA up to US$5,000,000, for which a Second Contingent Payment of £2,500,000 is payable, and between EBITDA of US$5,000,000 and the upper limit.

For the purpose of determining the value of the deferred consideration, a price of 295p per share was used, being the market value at the date of acquisition (see note 15).

Under the terms of the commutation of the ECX 2005 Share Option Plan (see note 23) approved by shareholders at the EGM on 29 December 2006, 1,405,941 ordinary shares are committed to be issued to ECX recipients as at 31 December 2006.

20 Basic and fully diluted (loss)/profit per ordinary share

The basic loss per share is calculated by dividing the loss for the year attributable to ordinary shareholders of £10,509,069 (2005: £1,453,715 profit) by the weighted average number of shares outstanding during the year, being 33,173,802 (2005: 30,000,796).

Fully diluted loss per share is the same as basic loss per share.

The adjusted loss per share is (3.7p).

The adjusted loss per share is calculated by dividing the loss for the year excluding the investment advisory remuneration expense and equity settled share-based payment expense of £(1,217,762) (2005: £1,453,715) by the weighted average number of shares outstanding during the year, being 33,173,802 (2005 : 30,000,796).

21 Financial Instruments

During the year, the Group sold its quoted investments. As at the year end, the Group's financial instruments only comprise cash and cash equivalents. Such balances are subject to short term variable interest rates.

22 Operating leases

Non-cancellable operating lease rentals are payable as follows:

	2006	2005
	£	£
Less than one year	-	-
Between one and five years	240,243	-
More than five years	448,864	-
Total	689,107	-

The Group has a commitment for office space, which expiries on 21 July 2014 at a total cost of $1.3million and office equipment at a total cost $15,408 terminating in January 2010.

23 Share-based payments

At the EGM on 29 December 2006, Shareholders approved new plans to provide incentive arrangements for key executive staff. As set out more fully in the Shareholder circular dated 13 December 2006, three new plans were established. The Climate Exchange PLC 2006 Share Option Plan (the 2006 Plan) to retain and incentivise executives of the Group; a long term incentive plan (LTIP) to form an incentive arrangement for Neil Eckert and to address the Board's original intention to include Neil Eckert in the ECX 2005 Plan; and the Climate Exchange PLC (European Climate Exchange Limited commutation) Share Option Plan (CLE ECX Plan) in respect of the commutation arrangements for grantees of the prior ECX 2005 Plan.

Prior to this date, separate option plans had been established for CCX and ECX. Options granted to CCX staff under the CCX Stock Incentive Plan vested as a consequence of the terms of the acquisition agreement relating to the purchase by the Group of the 60% of CCX not already owned, and shares and cash were issued to grantees. Certain ECX executives had been granted options over shares in a subsidiary ECX Limited under the terms of the ECX 2005 Plan. Under the commutation arrangements approved by Shareholders, grantees under the ECX 2005 were awarded shares in the Group in respect of the vested portion of the ECX 2005 Plan and the unvested portion of that Plan was replaced by the CLE ECX Plan. The ECX 2005 Plan was then cancelled.

The new Plans are all subject to vesting conditions linked to the performance of the relevant operating entities of the Group and lock-up provisions until the 4th anniversary of the date of grant. The number of Ordinary Shares issuable under the 2006 Plan may not exceed 15% of the Company's issued share capital as at the date of grant, initially 6,199,449 shares. The maximum number of Ordinary Shares issuable under the LTIP is 1,299,428 shares. The maximum number of Ordinary Shares issuable under the CLE ECX Plan is 1,197,657 shares.

The number of Share options outstanding and their weighted average exercise prices are as follows:

	Number	Weighted average exercise price (£)
CLE ECX Plan	1,197,657	0.01
LTIP	1,299,428	0.01
2006 Plan	6,141,000	3.30

The fair value of share options granted during 2005 and 2006 has been determined using a recognised option pricing model as specified by relevant accounting standards. Options with an exercise price of negligible value, where there is no material difference between the model value and intrinsic value, have been valued at their intrinsic value. The grants under the CLE ECX Plan and the LTIP are treated as modifications to the terms and conditions of their respective original grants and in each case such modifications have not increased the fair value of the options. Based on a valuation of the ECX subsidiary of £43 million at the time of the original grants, the implied fair value of the current CLE ECX and the LTIP options is £1.54. The key assumptions used in the valuation of the 2006 Plan were as follows:

	2006 Plan
Grant data share price	£5.18
Exercise price	£3.30
Volatility	23.98%
Expected life	3 years
Dividend yield	0%
Risk free rate of return	5.03%
Fair value	£2.38

The volatility assumption is based on a statistical analysis of daily share price over the 260 days prior to the date of grant. Holders of share options are not entitled to receive dividends declared during the vesting period.

24 Directors' interests

The following Directors had interests in the shares of the Company as at 31 December 2006:

	No. of Ordinary Shares 2006	2005
N.D. Eckert	1,078,344	1,070,172
Dr. R.L. Sandor	6,981,749	580,000
P.P. Scales	-	-
K. Gierstner	2,000	-
L. Magnus	-	-
C. Brookins	16,252	-
	8,078,345	1,650,172

In addition, Richard Sandor is entitled to up to 3,179,810 ordinary shares by way of deferred consideration for the acquisition of his shares in CCX under the terms of the purchase agreement dated 19 September 2006 as set out in note 19.

Directors who are Isle of Man residents are prohibited from having any interest in the shares of the Company under the provisions of the Income Tax (Exempt Companies) Act 1984. Mr P. Scales is Isle of Man resident.

The following Directors had options over the shares of the Company as at 31 December 2006:

	No. Options	Exercise price
N.D. Eckert	1,299,428	£0.01
Dr. R.L. Sandor	-	-
P.P. Scales	-	-
K. Gierstner	-	-
L. Magnus	-	-
C. Brookins	10,000	£3.30
	1,309,428	

There were no changes to Directors' interests in shares or options of the Company in the period to 18 April 2007, the date on which the financial statements were approved.

25 Related Parties

During the financial year, no contracts of significance were entered into by the Company or any of its subsidiaries in which the directors had a material interest.

Mr N. D. Eckert, a Director and shareholder of the Company is also a director and shareholder of BRIT Insurance Holdings plc, a significant shareholder of the Company.



COMPANY INFORMATION

Directors	Richard L Sandor Ph.D., Dr. sc.h.c. (Chairman) Neil D Eckert Philip P Scales Klaus Gierstner Sir Laurence Magnus Carole Brookins
Secretary	Philip P Scales
Principal Bankers	RBSI Custody Bank Limited Po Box 151, Royal Bank House 2 Victoria Street, Douglas Isle of Man IM99 1NJ
Registrar and Registered office	Northern Trust International Fund Administration Services (Isle of Man) Limited (formerly Barings (Isle of Man) Limited) St James's Chambers, Athol Street Douglas, Isle of Man IM1 1JE
Nominated Advisor and Broker	Cenkos Securities Limited 6.7.8. Tokenhouse Yard, London EC2R 7AS
Auditors	KPMG Audit LLC Heritage Court, 41 Athol Street Douglas, Isle of Man IM99 1HN
Financial PR	Haggie Financial Roman House, Wood Street London EC2Y 5BA Tel: 0207 417 8989
Investor Relations	Helene Crook Climate Exchange Plc 62 Bishopsgate, London EC2N 4AW Tel: 0207 382 7807

END

CLIMATE
EXCHANGE PLC

www.climateexchange.com

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